Exhibit 99.1

Notice of Annual Meeting of Shareholders and

Availability of Investor Materials

An Annual Meeting of Shareholders of Brookfield Asset Management Inc. (the “Corporation” or “Brookfield”) will be held on Friday, June 12, 2020 at 10:30 a.m. Eastern Daylight Time (EDT) in a virtual meeting format via live audio webcast at: https://web.lumiagm.com/194315325, to:

1.	receive the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2019, including the external auditor’s report thereon;

2.	elect directors who will serve until the next annual meeting of shareholders;

3.	appoint the external auditor who will serve until the next annual meeting of shareholders and authorize the directors to set its remuneration;

4.	consider and, if thought advisable, pass an advisory resolution on the Corporation’s approach to executive compensation; and

5.	consider two shareholder proposals described in our management information circular to be dated April 27, 2020 (the “Circular”).

We will consider any other business that may properly come before the meeting.

In light of the unprecedented health impact of COVID-19 and consistent with the latest guidance from public health and government authorities, this year’s meeting will be held in a virtual meeting format only. Shareholders will be able to listen to, participate in and vote at the meeting in real time through a web-based platform instead of attending the meeting in person.

You can attend and vote at the virtual meeting by joining the live audio webcast at: https://web.lumiagm.com/194315325, entering your control number and password “bam2020” (case sensitive). See “Q&A on Voting” in the Circular for more information on how to listen, register for and vote at the meeting.

You have the right to vote at the meeting by online ballot through the live audio webcast platform if you were a Brookfield shareholder at the close of business on April 29, 2020. Before casting your vote, we encourage you to review the meeting’s business in the section “Business of the Meeting” of the Circular. The Circular will be made publicly available on May 13, 2020.

This year we are again posting electronic versions of the Circular and our 2019 Annual Report (collectively, the “investor materials”) on our website for shareholder review – a process known as “Notice and Access.” Electronic copies of the investor materials may be accessed at https://bam.brookfield.com under “Notice and Access 2020” and at www.sedar.com and www.sec.gov/edgar.

Under Notice and Access, if you would like paper copies of any investor materials please contact us at 1-866-989-0311 or enquiries@brookfield.com and we will mail materials free of charge within three business days of your request, provided the request is made before the date of the meeting or any adjournment thereof. In order to receive investor materials in advance of the deadline to submit your vote, we recommend that you contact us before 5:00 p.m. EDT on May 28, 2020. All shareholders who have signed up for electronic delivery of the investor materials will continue to receive them by email.

Instructions on Voting at the Virtual Meeting

Registered shareholders and duly appointed proxyholders will be able to attend the virtual meeting and vote in real time, provided they are connected to the internet and follow the instructions in the Circular. See “Q&A on Voting” in the Circular. Non-registered shareholders who have not duly appointed themselves as proxyholder will be able to attend the virtual meeting as guests but will not be able to ask questions or vote at the meeting.

If you wish to appoint a person other than the management nominees identified in the form of proxy or voting instruction form (including if you are a non-registered shareholder who wishes to appoint themselves to attend the virtual meeting) you must carefully follow the instructions in the Circular and on the form of proxy or voting instruction form. See “Q&A on Voting” in the Circular. These instructions include the additional step of registering your proxyholder with our transfer agent, AST Trust Company (Canada), after submitting the form of proxy or voting instruction form. Failure to register the proxyholder with our transfer agent will result in the proxyholder not receiving a control number to participate in the virtual meeting and only being able to attend as a guest. Guests will be able to listen to the virtual meeting but will not be able to ask questions or vote.

Information for Registered Holders

Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) that attend the meeting online will be able to vote by completing a ballot online during the meeting through the live webcast platform.

If you are not attending the virtual meeting and wish to vote by proxy, we must receive your vote by 5:00 p.m. EDT on Wednesday, June 10, 2020. You can cast your proxy vote in the following ways:

•	On the Internet at www.astvotemyproxy.com;

•	Fax your signed proxy to (416) 368-2502 or 1-866-781-3111;

•	Mail your signed proxy using the business reply envelope accompanying your proxy;

•	Scan and send your signed proxy to proxyvote@astfinancial.com; or

•	Call by telephone at 1-888-489-5760.

Information for Non-Registered Holders

Non-registered shareholders will receive a voting instruction form with their physical copy of this notice. If you wish to vote, but not attend the meeting, the voting instruction form must be completed, signed and returned in accordance with the directions on the form.

If you wish to appoint a proxyholder, you must complete the additional step of registering the proxyholder by calling our transfer agent, AST Trust Company (Canada) at 1-866-751-6315 (within North America) or 1 (212) 235-5754 (outside of North America) by no later than 5:00 p.m. EDT on Tuesday, June 9, 2020.

By Order of the Board

Justin B. Beber
Managing Partner,
Toronto, Canada	Head of Corporate Strategy
April 27, 2020	& Chief Legal Officer